Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Loss before provision for income taxes	$(140)	$(235)	$(249)	$(261)	$(300)
Interest expense	160	176	177	110	99
Portion of rent expense representing interest	64	66	57	47	49

Income (losses) available for fixed charges	$84	$7	$(15)	$(104)	$(152)

Fixed Charges:
Interest expense	$160	$176	$177	$110	$99
Portion of rent expense representing interest	64	66	57	47	49
Preferred stock dividends	4	4	4	3	4

Fixed charges	$228	$246	$238	$160	$152

Ratio of Earnings to Fixed Charges	—	—	—	—	—

Deficiency	$144	$239	$253	$264	$304